

May 15, 2013

Via Email
Dale Van Voorhis
Chief Executive Officer
1300 Oak Grove Road
Pine Mountain, GA 31822

> **Re: Parks! America, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 000-51254**
> **Form 10-Q for the Quarterly Period Ended December 30, 2012**
> **Filed February 6, 2013**
> **Filed No. 000-51254**

Dear Mr. Van Voorhis:

We have reviewed your response dated May 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended December 30, 2012

1. We understand, from your response to our previous comment 1, you changed your internal segment reporting in the first quarter of 2013. Please confirm our understanding is correct.

2. To facilitate our understanding of your response, please provide us with additional support for your conclusion that segment disclosures are no longer required to be provided in accordance with GAAP. Specifically, the method for determining what segment information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the entity for making operating decisions and assessing performance. We note, from the disclosures provided on page 12 of your Form 10-K for the year ended September 30, 2012, that two operating segments existed as of that date pursuant to the guidance set forth in ASC 280-10-50-1. We assume, from

your response, that the format of your internal reports was changed during the subsequent fiscal quarter. If our understanding is correct, please provide us with the reports reviewed by your chief operating decision maker for the year ended September 30, 2012 and the quarter ended December 30, 2012. We may have further comment after receipt of these reports.

3. As a related matter, if you continue to produce discrete financial information for each park, please provide us with the internal reports prepared for the period ended March 31, 2013 as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or me Justin Dobbie at 202-551-3469. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief